Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the operating results and financial position of Transition Therapeutics Inc. for the year ended June 30, 2012. This document should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS). This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the year ended June 30, 2012 as compared to the year ended June 30, 2011. This review was performed by management with information available as of September 7, 2012.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2013 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 (AZD-103) to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan Pharma International Limited (“Elan”); the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 (AZD-103) in the treatment of bipolar disorder or other disease indications; the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302; the intention of the Company to seek a partnership for the development of TT-301 and TT-302; the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients; the engagement of third party manufacturers to produce the Company’s drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Bipolar Disorder. Transition has also in-licensed a series of compounds (TT-401/402) from Lilly in the area of diabetes. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) traumatic brain injury (“TBI”) and neuropathic pain..

During fiscal 2012 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103):

•	On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;

•	On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology. The Neurology article is entitled "A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";

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•	On April 26, 2012, Transition announced that three ELND005 poster presentations were presented at the American Academy of Neurology. These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms;

•	On May 14, 2012, Transition announced that a mini symposium entitled “The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer’s Disease: A Dual Mechanism of Action” was presented at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies;

•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11million from Elan.

TT-401:

•	On December 12, 2011, Transition announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity;

•	On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing;

Corporate Developments:

•	On November 22, 2011, Transition Therapeutics announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

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STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the original terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. During the three-month period ended December 31, 2010, the Company recorded $8,951,400 (US$9,000,000) as revenue relating to the modification of the Agreement. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. The Company has recognized $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

On August 29, 2012, Transition’s licensing partner Elan announced dosing of the first patient in a Phase 2 trial of ELND005 in Bipolar 1 Disorder. Under the terms of the amended agreement, Transition will now receive the US$11million payment due upon the commencement of the next ELND005 (AZD-103) clinical trial. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

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Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration (“FDA”) approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

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In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

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On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer’s disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005 (AZD-103), scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 (AZD-103) Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

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In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 (AZD-103) treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 29, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 (AZD-103) treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005 (AZD-103)’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder.

ELND005 (AZD-103) for Bipolar Disorder

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11million from Elan.

Expenditures for the ELND005 (AZD-103) Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103). Accordingly Transition did not incur any expenditures relating to the program during the year ended June 30, 2012.

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TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. On December 12, 2011, the Company announced that the first patient was dosed in a Phase I clinical study. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, Transition and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

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Expenditures for the TT-401/402 Program

During the year ended June 30, 2012 and 2011, the Company incurred direct research and development costs for this program as follows:

TT-401 Program (1)	Fiscal 2012	Fiscal 2011
Pre-clinical studies	$725,572	$1,070,352
Clinical studies	1,178,074	-
Manufacturing	1,071,340	506,474
Other direct research	111,931	25,683
TOTAL	$3,086,917	$1,602,509

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood-brain-barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

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Transition has completed a Phase I clinical study of intravenously administered TT-301. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of TT-301.

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. The Company has also performed additional preclinical studies demonstrating the potential therapeutic application of TT-301 and TT-302 in the treatment of neuropathic pain. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2012 and 2011, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Fiscal 2012	Fiscal 2011
Pre-clinical studies	$407,783	$656,671
Clinical studies	269,984	743,141
Manufacturing	166,704	880,711
Other direct research	25,510	80,852
TOTAL	$869,981	$2,361,375

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

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The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

ELND005
Preclinical
Phase I
Phase II
Phase III
Partner
*Alzheimer's Disease
Bipolar Disorder
ELAN
TT401/TT402
Type 2 Diabetes/Obesity
LILLY
TT301/TT302
Arthritis
Alzheimer's Disease
Partnership candidate

* *Phase III ready*

FINANCIAL REPORTING

On July 1, 2011, the Company adopted IFRS for the preparation and reporting of its consolidated financial statements and other financial information, which became mandatory in Canada for publicly accountable entities with year ends beginning on or after January 1, 2011. Financial information presented for the comparative period ending June 30, 2011 and as at July 1, 2010 and June 30, 2011 has been restated to reflect the adoption of IFRS.

OVERALL PERFORMANCE

During the year ended June 30, 2012, the Company recorded a net loss of $12,269,845 ($0.48 loss per common share) compared to a net loss of $5,689,613 ($0.25 loss per common share) for the year ended June 30, 2011.

In fiscal 2011, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103). The recognized net revenue of $8,951,400 ($US 9 million) in fiscal 2011 represented the agreement modification payment that was received partially in lieu of the contractually required Phase III milestone payments.

During the fiscal year ended June 30, 2012, the Company reported an increase in net loss of $6,580,232 compared to the fiscal year ending June 30, 2011. The increase in net loss is largely attributed to the reduction in revenue recognized resulting from the amendments to the Elan agreement. The increase in net loss has been partially offset by decreases in: general and administrative expenses; change in the fair value of contingent consideration payable; foreign exchange loss and research and development expenses.

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At June 30, 2012, the Company’s cash and cash equivalents and short term investments were $19,012,345. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years. The information presented for fiscal years ending June 30, 2012 and 2011 has been prepared under IFRS and the information for the fiscal year ending June 30, 2010 is prepared under previously reported Canadian generally accepted accounting principles:

	June 30, 2012	June 30, 2011	June 30, 2010

Revenue	$—	$10,251,394	$4,503,892
Net income (loss) (1)	$(12,269,845)	$(5,689,613)	$(19,308,910)
Basic and diluted net income (loss) per common share	$(0.48)	$(0.25)	$(0.83)
Total assets	$37,093,030	$43,179,488	$49,659,526
Total long-term liabilities (2)	$1,469,253	$1,480,685	$57,160
Cash dividends declared per share	$—	$—	$—

Notes:

(1) Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

(2) Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2012 COMPARED TO YEAR ENDED JUNE 30, 2011

RESULTS OF OPERATIONS

Revenue

Revenue is nil in the year ended June 30, 2012 compared to $10,251,394 in the year ended June 30, 2011.

Transition received a US$9 million agreement modification payment which was recognized as revenue during fiscal 2011. At June 30, 2012, in light of the amendments to the Elan agreement, the balance in deferred revenue is nil as all amounts received from Elan have been fully recognized as revenue. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

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Research and Development

Research and development expenses decreased $295,250 or 3% from $8,493,975 for the fiscal year ended June 30, 2011 to $8,198,725 for the fiscal year ended June 30, 2012.

The decreases are primarily due to decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and decreased salaries and related costs associated with headcount reductions. The decrease is largely offset by an increase in pre-clinical and clinical development costs associated with advancing the TT-401/402 compounds.

The Company anticipates that research and development expenses will remain relatively consistent in fiscal 2013 as the Company continues to advance the development of TT-401/402.

General and Administrative

General and administrative expenses decreased by $801,037 or 15% from $5,208,317 for the fiscal year ended June 30, 2011 to $4,407,280 for the year ended June 30, 2012.

The decrease in general and administrative expenses during the fiscal year ended June 30, 2012 is largely due to decreases in payroll resulting from headcount reductions as well as decreases in consulting, insurance expense and facility lease costs. The decrease in general and administrative expenses is partially offset by increased professional fees as well as increased option expenses.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2013.

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SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2012.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2012
Revenue	$-	$-	$-	$-	$-
Net income (loss) (1)	$(2,870,757)	$(3,790,421)	$(3,072,112)	$(2,536,555)	$(12,269,845)
Basic and diluted net income (loss) per common share	$(0.12)	$(0.15)	$(0.11)	$(0.10)	$(0.48)
2011
Revenue	$850,909	$9,400,485	$-	$-	$10,251,394
Net income (loss) (1)	$(3,534,517)	$5,195,827	$(3,219,529)	$(4,131,394)	$(5,689,613)
Basic and diluted net income (loss) per common share	$(0.15)	$0.22	$(0.14)	$(0.18)	$(0.25)

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2) The quarterly information presented for fiscal 2011 has been restated to reflect the adoption of IFRS.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, and NeuroMedix, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan agreement, interest income and corporate development costs.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2012 and June 30, 2011:

	2012($)	2011($)
Revenue – Licensing fees	-	-
Research and development, net	2,282,386	2,855,129
General and administrative	467,691	1,206,974
Interest income	40,718	56,455
Net loss	2,536,555	4,131,394

Review of Operations

For the three month period ended June 30, 2012, the Company’s net loss decreased by $1,594,839 or 39% to $2,536,555 compared to $4,131,394 for the same period in fiscal 2011.

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Research and development expenses decreased by $572,743 or 20% to $2,282,386 compared to $2,855,129 for the same period in fiscal 2011. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-301/302 clinical trials. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

General and administrative expenses decreased by $739,283 or 61% to $464,517 from $1,206,974 for the same period in fiscal 2011. This decrease was primarily due to decreases in payroll resulting from previous quarter headcount reductions as well as decreases in option expenses, facility lease costs and business development and corporate communication costs.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000;

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(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. Information on the Company’s adoption of the major accounting policies in preparing IFRS consolidated financial statements is as follows:

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Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded method of amortization.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

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Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement or are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

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Contingent Consideration Payable

The Company acquired the ELND005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.

The Company is required to determine the fair value of the contingent consideration payable on a quarterly basis and any changes in the fair value of the contingent consideration payable are recorded as a change in fair value of contingent consideration payable in the consolidated statement of comprehensive loss.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2012 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2012, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2012, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

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LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2012 of $149,356,213. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash, cash equivalents and short term investments were $19,012,345 at June 30, 2012 as compared to $22,460,720 at June 30, 2011. The decrease of $3,448,375 was primarily due to the operating expenditures incurred during the year ended June 30, 2012, which have been partially offset by the net result of the Company’s private placement of 3,703,703 common shares for net proceeds of $4,836,000 in November, 2011.

The Company’s working capital position at June 30, 2012 was $16,113,952, as compared to $20,469,088 at June 30, 2011. The decrease in the Company’s working capital position is due to the expenditures incurred during the year ended June 30, 2012, which have been partially offset by the private placement. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Company expects to receive the US$11million milestone payment during the first quarter of fiscal 2013. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

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The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$171,654	$290,429	$-	$-	$462,083
Collaboration agreements	4,072	-	-	-	4,072
Clinical and toxicity study agreements	2,653,841	-	-	-	2,653,841
Manufacturing agreements	710,710	-	-	-	710,710
Contingent Consideration Payable	2,847,759	8,068,760	-	-	10,916,519
Other	7,992	-	-	-	7,992
TOTAL	$6,396,028	$8,359,189	$-	$-	$14,755,217

Subsequent to June 30, 2012, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $462,000.

RELATED PARTY TRANSACTIONS

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $97,082, which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement has been terminated effective October 30, 2011.

During fiscal 2012, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 and are included in general and administrative expenses. The balance owing at June 30, 2012 is $658.00.

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These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 7, 2012, the Company has 26,921,302 common shares outstanding.

Stock Options

As at September 7, 2012 the Company has 1,949,919 stock options outstanding with exercise prices ranging from $2.09 to $15.48 and various expiry dates extending to June 30, 2022. At September 7, 2012, on an if-converted basis, these stock options would result in the issuance of 1,949,919 common shares at an aggregate exercise price of $7,991,839.

RISKS AND UNCERTAINTIES

Investing in the Company’s securities involves a high degree of risk. Before making an investment decision, individuals should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company’s other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

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The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company’s business operates.

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Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

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If difficulties are encountered enrolling patients in the Company’s clinical trials, the Company’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Company’s product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company’s product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company’s products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company’s clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

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In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company’s commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company’s will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Company’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

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Patent applications relating to or affecting the Company’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company’s trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company’s products or lead to prohibition of the manufacture or sale of the products.

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Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Company’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Company’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

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In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company’s stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company’s success. Competition for skilled personnel is intense, and the Company’s ability to attract and retain qualified personnel may be affected by such competition.

The Company’s business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company’s resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

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Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company’s future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company’s operations.

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The Company’s technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 (AZD-103), can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 (AZD-103) and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 (AZD-103) groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively. These deaths occurred between August 2008 and November 2009. The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

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Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

•	regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects.  We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates.  We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.SEDAR.com.

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